CLECO CORPORATION                                                                                                                                                                                                                                                                EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2005
Earnings from continuing operations	$ 9,575		$ 62,256
Income taxes	5,995		36,329
Earnings from continuing operations before income taxes	$ 15,570		$ 98,585
Fixed charges:
Interest, long-term debt	$ 10,733		$ 42,870
Interest, other (including interest on short-term debt)	760		1,799
Amortization of debt expense, premium, net	626		2,983
Portion of rentals representative of an interest factor	79		282
Total fixed charges	$ 12,198		$ 47,934
Earnings from continuing operations before income taxes	$ 15,570		$ 98,585
Plus: total fixed charges from above	12,198		47,934
Plus: amortization of capitalized interest	102		407
Earnings from continuing operations before income taxes and fixed charges	$ 27,870		$ 146,926
Ratio of earnings to fixed charges	2.28	x	3.07	x
Total fixed charges from above	12,198		47,934
Preferred stock dividends	512		2,504
Total fixed charges and preferred stock dividends	12,710		50,438
Ratio of earnings to combined fixed charges and preferred stock dividends	2.19	x	2.91	x